EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-            ) and related Prospectus of Apple REIT Six, Inc. for the registration of 10,000,000 Units, each of which consists of one Common Share and one Series A Preferred Share of Apple REIT Six, Inc., and to the incorporation by reference therein of our reports dated March 2, 2009, with respect to the consolidated financial statements and schedule of Apple REIT Six, Inc., and the effectiveness of internal control over financial reporting of Apple REIT Six, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Richmond, Virginia

May 11, 2009